■ SIT INVESTMENT ASSOCIATES, INC. ■

INTERNATIONAL INVESTMENT OUTLOOK & STRATEGY

OCTOBER 11, 2011

EXECUTIVE SUMMARY

All major equity markets were down for the third consecutive quarter and are now in negative territory for the year. In the September quarter, the MSCI EAFE Index declined -19.0 percent, recording the worst quarterly decline since the financial crisis of 2008. The MSCI Emerging Markets Index plummeted -23.2 percent. Europe was the weakest region by far driven in large part by persistent sovereign debt issues and an escalating banking crisis, for which no comprehensive solution has yet emerged. Investor concerns of a hard landing in China, fears of double-dip recessions and financial crises in the U.S. and Europe, and a weakening consumer across the world are driving sentiment, expectations, and equity markets lower. These factors, combined with very tight equity market correlations and high risk aversion, are leading to attractive valuations, as we believe the market is discounting a double-dip recession. As has been the case for the last two quarters, we revised down our 2011 global GDP forecast to +2.8 percent from +3.0 percent on the concerns of a global economic slowdown. However, we do not believe there will be a global recession. On a relative basis, we believe most developing markets, particularly in Asia, appear stronger and can weather a slowdown better than most developed markets. Hence, our equity holdings in the developed markets of the U.S. Europe, and Japan, typically have material exposure to the developing economies of Southeast Asia, Latin America, and South Africa. Given the current volatile market, our equity holdings are tilted slightly more defensively while still focusing on the traditional growth sectors of technology and industrials, along with energy and materials.

KEY HIGHLIGHTS IN EUROPE

Slower Growth Expected in 2012

Growth has clearly been slowing in Europe over the last three months. As a result, we notched down our 2011 euro area GDP growth expectations to +1.7 percent from +2.0 percent and continue to expect subpar growth of around +1.0 percent in 2012. Our 2011 UK GDP forecast remains unchanged at +1.0 percent as its recovery continues to be slower than that of the rest of Europe. However, because the UK will be less impacted by the euro debt crisis and subsequent ramifications, we expect UK GDP growth in 2012 will be around +2.0 percent, somewhat higher than that of the euro area. Finally, other non-euro area countries, such as Switzerland and Sweden, should continue to experience higher growth than the euro area. Exhibit A details our economic assumptions.

As highlighted in Exhibit B, industrial production has been the backbone of growth in much of Europe thus far. While industrial production ticked up in July (the latest reading), the Purchasing Managers Index (PMI) has been trading down for most of 2011 and is indicating slower future growth. Also, feeling the pinch of the austerity measures and value-added-tax increases, consumer sentiment continues to weaken in the region. As a result, retail sales have clearly slowed in the euro area and retailer commentary indicates further downward pressure. With the anticipated lower industrial production, declining sentiment, and weakening retail sales, we fully expect unemployment rates to rise across the region. The stronger countries, such as Germany, will likely have a better unemployment scenario than the PIIGS countries (Portugal, Italy, Ireland, Greece, and Spain).

Inflation risks have lessened for Europe as a result of modestly declining energy, food, and commodity prices. However, most recent euro area and UK inflation data have come in higher than market expectations. Inflation in the euro area increased +3.0 percent year-over-year in September. This is the fastest rate since October 2008 and above the European Central Bank's "ceiling" of +2.0 percent (as illustrated in Exhibit B). Inflation in the UK was at +4.5 percent in August, but looks to be peaking and should be closer to +3.0 percent in 2012. Lower commodity prices should alleviate inflation concerns in the near term, as shown in Exhibit C.

Given the slower growth expectations for 2012 and lessened inflation risks, we do not expect the European Central Bank (ECB) and Bank of England (BOE) to increase interest rates from their current 1.5 percent and 0.5 percent levels, respectively. However, last week the ECB decided to resume the purchase of mortgage-backed securities and reintroduce year-long loans for banks to stave off credit fears or a recession. Additionally, the BOE unexpectedly boosted its asset-purchase program by more than one-third to £275 billion ($425 billion) to try to keep interest rates low and boost growth. It was the BOE's biggest expansion since the first round of stimulus in March 2009.

The worsening conditions in Europe have reversed the strength of the euro we saw in the first half of 2011. In the September quarter, the euro depreciated -7.5 percent and is now flat year-to-date versus the U.S. dollar. The weaker euro should be supportive of exporters in the euro currency countries; however, potentially weaker growth outside of the euro area may more than offset the positive impact. While the euro weakened, the Swiss franc was particularly strong relative to the euro for most of the September quarter. To combat what the Swiss National Bank (SNB) saw as "massive overvaluation", on September 6th, the SNB set a minimum exchange rate at 1.20 Swiss francs per euro. The Swiss franc weakened by -6.7 percent against the euro immediately following the announcement. The hope is that a weaker Swiss franc will help Swiss production and thus unemployment. Exhibits A and D detail our year-end forecasts and historical currency performance.

European Debt and Banking Issues Have Become Precarious

The European sovereign debt crisis and its impact on the banking system, as well as overall economic growth, continue to weigh heavily on the financial markets. Exhibit E highlights the sovereign debt outstanding among the PIIGS, banks' cross border exposure to euro area, and countries' large government budget deficits. Although discussions have been ongoing, no comprehensive solution has yet emerged to solve or contain the region's debt crisis. The measures the euro area countries have implemented thus far have only exacerbated market fear as they have been viewed as too reactive, incremental, bureaucratic, and compartmentalized. Consequently, Europe and its banking system are in a self-perpetuating negative feedback loop associated with declining confidence.


Bank Credit Tightens/ Seizes
Economies Weaken
PLUS:
Sovereign Debt Downgraded
Increased Risk of Holding PIIGS Debt (B.S. Impairment)
Bank Credit Ratings Lowered
Bank Funding Becomes More Difficult
Banks Forced to Deleverage/ Recapitalize
Government Bailout of Banks
Sovereign Balance Sheets Weakened Further
Some Banks Fail
Increasing Fear Drives Risk Premiums/Credit Yields Higher & Equity Prices Lower

Released on July 15th, the European Banking Authority's (EBA) bank stress tests were largely viewed as lacking rigor and did little to reassure investors that banks can withstand the intensifying debt crisis. Only eight of the ninety banks tested failed to achieve the minimum core tier one capital ratio requirement of 5 percent under the EBA's adverse scenario – representing a capital shortfall of only €2.5 billion. However, many believe the shortfall for European banks could be upwards of €200 billion (see Exhibit F).

In an attempt to calm jittery financial markets, euro area members agreed in principle on July 21st to increase guarantee commitments to the European Financial Stability Facility (EFSF) from €440 billion ($595 billion) to €780 billion ($1,055 billion). In addition, members agreed to give the EFSF more flexibility to intervene in the bond markets, issue liquidity loans, and recapitalize banks via sovereigns. Yet, in light of deteriorating conditions, the proposed size of the EFSF may prove insufficient, but calls to further increase both its size and role have been met with resistance.

In the absence of a meaningful Europe-wide backstop, it is difficult to determine the magnitude of a Greek default and its possible contagion to other countries, banks, and the private sector. As a result, investors are increasingly fearful and risk spreads continue to climb to record levels. Correspondingly, bank funding has become increasingly difficult and higher funding costs are putting downward pressure on net interest margins.

French banks, in particular, have come under considerable pressure due to not only their higher exposure to Greek and other southern European sovereign debt, but also their heavier dependence on short-term funding. After placing the three major French banks on review in June, Moody's downgraded the credit ratings of Societe Generale and Credit Agricole on September 14th. Moody's also kept the credit rating of BNP Paribas under review for a downgrade given the bank's reliance on wholesale funding.

According to Fitch, U.S. prime money market funds further reduced their exposure to European banks to 42.1 percent of total holdings in August from 47.2 percent in July. In addition, data indicates banks may be reluctant to lend to one another in the interbank market

reflecting general distrust and fear among banks. In response, the ECB, BOE, SNB, U.S. Federal Reserve, and Bank of Japan announced on September 15th that they would offer unlimited short-term U.S. dollar liquidity against eligible collateral through year end.

While European banks have secured approximately 90 percent of their 2011 long-term funding needs, 2012 fundraising promises to be extremely challenging. European banks are under considerable pressure to bolster their balance sheets by deleveraging and/or raising additional capital to buffer against asset write-downs. However, limited investor appetite makes a public injection of capital the likely solution at this point.

Recapitalization will ease investor concerns and mitigate the risk of bank credit seizing as a result of "systemically important" bank failures. However, additional bank capital itself will not resolve the crisis. Euro area countries need to not only ring-fence Greek debt but also repair their own balance sheets to show a path to fiscal responsibility without choking off economic growth. Given the global interconnectedness and highly leveraged nature of the banking system, the impact of a series of cascading defaults and major bank failures cannot be contained to Europe.

KEY HIGHLIGHTS IN ASIA

Japan Economic Growth Dismal, But Rebuilding Should Help

June quarter economic figures showed continued weakness in Japan, with GDP shrinking -0.5 percent quarter-over-quarter. We forecast 2011 GDP contraction of -1.0 percent, but expect improvement as spending on rebuilding from the earthquake and tsunami helps spur growth. In 2012, we expect a modest rebound with GDP growth of +1.0 percent. See Exhibit A for our forecasts.

The industrial economy has been weaker than we originally anticipated as building efforts have been negatively impacted by the political instability and supply-chain problems. July month-over-month machine orders were weaker than expected, down -8.2 percent. Additionally, as seen in Exhibit G, the Tankan Survey for large manufacturers for September rose +2. Although this reading was lower than expected, it was an increase from the -9 recorded in July and the first time the figure has been in positive territory since March 2011. Expectations for conditions in December are +4, only marginally better, indicating some uncertainty about the pace of recovery. However, we believe subsequent quarters should see a recovery in supply chain problems and a further pick-up in manufacturing.

The consumer remains in a precarious situation and refuses to increase spending. As seen in Exhibit G, household spending has been negative throughout 2011 and savings have been increasing steadily since the 2008 crisis. Current near-deflationary and expected deflationary conditions will only make the situation worse.

Even with all of the economic uncertainty in Japan, the Japanese yen has been the strongest performing currency relative to the U.S. dollar, acting as a "safe haven" currency, as shown in Exhibit D. While economic conditions are bad in Japan, conditions are getting worse in other developed economies, such as Europe and the U.S. The yen hit ¥77.0 during the September quarter, trading at Post-World War II highs. Yet, the Bank of Japan (BOJ) has taken limited action against the strong yen. After selling ¥4.51 trillion ($59 billion) in August, the BOJ refrained from selling yen in September. This reluctance combined with the interest rate differential with the U.S. should support continued yen strength. Rates in Japan are currently at 0 to 0.1 percent. However, the stronger yen is impacting their trade balance. Japan posted a trade deficit of ¥775.3 billion ($10.1 billion) in August, compared to a surplus of ¥72.5 billion ($944 million) in July as exports stagnated (Exhibit G).

Japan's Prime Minister Revolving Door and Rebuilding Issues

On August 26th, Prime Minister Naoto Kan announced his resignation as head of the ruling Democratic Party of Japan (DPJ), ending a tumultuous year in power and setting the stage for the country's sixth leader in five years. Japan Finance Minister Yoshihiko Noda succeeded Mr. Kan as prime minister. As Finance Minister, Mr. Noda was viewed as a steady hand amid international economic turmoil and a series of shocks to the export-dependent Japanese economy. He is a proponent of tax increases and known for his nationalist tinge. Mr. Noda's DPJ has a majority in Parliament's lower house which should help him with his agenda. He has been unusually outspoken about Beijing's military spending posing a risk to the region's stability. Still Japan's political leadership is tenuous as support for Mr. Noda's cabinet has already fallen to 54.6 percent in early October, down from 62.8 percent in the previous month's poll. This lends to more political and policy uncertainty.

The Japanese government plans to raise taxes to fund the rebuilding effort. They have ¥11.2 trillion ($146 billion) in tax hikes scheduled over the next 10 years to fund the post-tsunami reconstruction, but these plans are likely to face opposition from within the ruling DPJ party given the negative economic and political implications of raising taxes. A temporary hike in the consumption tax has been rejected. Also, the government is preparing its third supplementary budget of the year, worth about ¥12 trillion ($156 billion), mostly earmarked for rebuilding the tsunami-battered Northern East coast. This third supplementary budget is expected to add two percentage points to GDP growth in 2012, which is incorporated into our +1.0 percent GDP forecast. Government spending on reconstruction after the tsunami is expected to total at least ¥19 trillion ($247 billion) over the next five years. Given that Japan already has gross debt equivalent to more than 200 percent of GDP, the government intends to trim spending and raise funds through the sales of assets, such as Japan Tobacco Holdings.

Asia ex-Japan Economic Growth Slower, but Still Strong

We still expect Asia ex-Japan GDP growth of around +7.5 percent in 2011 and 2012, as shown in Exhibit A. China's economy remains one of the strongest in the region and June quarter GDP for Hong Kong, South Korea, and India were still robust. Yet concerns of a global economic slowdown cast doubt over the sustainability of this growth. Australian GDP growth has been much more muted as the country is still recovering from the floods in Queensland and commodity prices have declined.

While the above concerns remain, recent economic indications still signify strong growth: Hong Kong's August retail sales by volume expanded +20.7 percent year-over-year; South Korea's September exports grew +19.6 percent and imports rose +30.5 percent; and India's August exports and imports grew in excess of +40 percent.

Inflation risk has lessened during the September quarter in several Asian countries thanks to lower energy, food, and commodity prices. Hong Kong and South Korean inflation at +5.7 percent and +4.3 percent year-over-year, respectively, appear near a peak. However, India's inflation is still accelerating – most recently at +9.8 percent versus the Central Bank's target of +8.0 percent. Thus, the Reserve Bank of India raised interest rates 25 basis points to 8.25 percent during the September quarter.

The U.S. dollar gained against most Asian ex-Japan currencies, joining Japan as a "safe haven" because of the uncertainty and the exodus of assets out of emerging markets. The emerging market currencies of Taiwan and India fell -5.7 percent and -8.7 percent, respectively, versus the U.S. dollar. Additionally, the global trade-related currencies of the Australian dollar and South Korean won saw depreciation against the U.S. dollar in excess of -9.2 percent. Currency movements can be seen in Exhibit D.

Robust Growth in China Remains with Inflation Peaking

China's economic data point to a potential mild economic slowdown. June quarter GDP growth came in at +9.5 percent year-over-year. This represents a slight slowdown from March quarter GDP growth of +9.7 percent, as tightening effects started to emerge. We continue to believe the probability of a hard landing in China is low and expect GDP of at least +9.0 percent for all of 2011 and +8.5 percent in 2012.

While there are mounting concerns surrounding the industrial economy, thus far there are only indications of a minor, not major, slowdown. Industrial production growth in August grew +13.5 percent, after a spike of +15.1 percent in June. As shown in Exhibit H, latest official PMI is still over 50, indicating expansion.

Fixed asset investment (FAI) growth has modestly slowed, from an acceleration of +25.8 percent in the first five months of this year to +25.0 percent for the first eight months. Infrastructure investment continued to decelerate in part due to a sharp fall in railway investment after the fatal high-speed train crash in July. However, real estate and manufacturing investment continued to be strong. We expect moderating FAI growth ahead helped in part by social housing construction.

Export growth grew over +20 percent year-over-year in July and August despite the reported weakness in the developed markets, as shown in Exhibit H. Recent fears of double-dip recessions and debt crises in the U.S. and Europe have led to concerns of a dramatic fall in China's export growth. We expect more muted export growth ahead given our belief that the global economy will modestly slow rather than head into recession.

The pace of nominal retail sales growth in July and August was still resilient at +17 percent year-over-year. Supported by overall economic growth, average double-digit wage growth, and the ongoing spending of its young population, consumption growth should remain strong even in the face of an aging population problem. Additionally, China's attempt to rebalance its economic structure toward consumption should also lend to consumer strength.

After hitting a 37-month high of +6.5 percent in July, headline CPI in August moderated to +6.2 percent thanks to base effects and stabilizing food prices. Though the September CPI reading could remain high due to holiday seasons, it is increasing likely the CPI peaked in July for this cycle and we should see more meaningful softening of headline CPI toward the end of the year. With inflation seemingly to be under control, the People's Bank of China (PBoC) has left both the required reserve ratio (RRR) and general interest rates unchanged since our last update. We believe we are in an observation period and expect no significant change in terms of monetary policy. See Exhibit H for inflation and RRR movements.

The U.S. Democratic-controlled Senate voted on October 6th to advance legislation that would punish countries, primarily China, for manipulating its currency. The bill would levy tariffs and other penalties. House Speaker John Boehner later criticized the bill as "dangerous," a signal the GOP-led House is unlikely to take up the legislation. We believe the bill will not solve the problems in the U.S. and will add more uncertainty to the already fragile global economic recovery. The Chinese renminbi has appreciated by about +7 percent since June 2010 when it was unpegged against the U.S. dollar. Most recently, the renminbi rose +1.2 percent against the U.S. dollar during the September quarter. We continue to expect steady appreciation as long as we don't have a global recession.

KEY HIGHLIGHTS IN LATIN AMERICA

Latin American Growth Strong Despite High Inflation

Our Latin America 2011 GDP growth forecast is +4.2 percent, driven by healthy consumer spending and strong exports of raw materials. Brazil is the largest single component of Latin American growth. While Brazilian GDP growth recently slowed to +3.1

percent year-over-year in the June quarter from +4.2 percent in the March quarter, we believe this slowdown will be short-lived. In response to the heightened risks of an economic slowdown and currency appreciation, Brazil's central bank cut rates by 50 basis points to 12.0 percent during the September quarter after increasing rates +175 basis points earlier in 2011. However, high inflation (+7.3 percent year-over-year in September) is casting doubt on the central bank's move.

Similar to other emerging market currencies, the Brazilian real and Mexican peso fell over -15 percent relative to the U.S. dollar in the September quarter, erasing all of the gains from earlier this year. Conversely, the Peru sol fell only -0.9 percent on hopes for a continued business-friendly investment environment after Peru President Ollanta Humala's new windfall mining tax was less severe than initially expected.

INTERNATIONAL EQUITY STRATEGY

Investor concerns over a hard landing in China, fears of double-dip recessions and financial crises in the U.S. and Europe, and a weakening consumer across the world are driving sentiment, expectations, and equity markets lower. The international equity markets have become much more tightly correlated, with all markets declining materially this year. However, the move towards risk aversion over the past few months has caused developing markets to selloff more than developed markets as investors fear a double-dip recession. We do not think we will experience a recession and therefore believe valuations are attractive given the equity market selloff, as shown in Exhibit I.

On a relative basis, we believe most developing markets, particularly in Asia, appear stronger and can weather a slowdown better than most developed markets. As seen in Exhibit J, developing markets have had and are projected to continue to have stronger growth than developed markets. Hence, on a regional basis, we prefer significant exposure to emerging markets, particularly in Asia ex-Japan and Latin America.

Our Asia ex-Japan holdings are concentrated in materials, energy, and consumption-related stocks. China's strong economic growth is primarily fueled by ongoing infrastructure and industrial spending and the gradual increase in personal consumption to improve lifestyles. We continue to be underweight Chinese financials on concerns of uncertainty in asset quality and possible capital raising issuances.

Our Latin American holdings include energy, financial, and consumer-related stocks. Brazil is benefiting from China's strong demand for raw materials, especially iron ore, to build out their infrastructure. Brazil has a young population and, like China, a growing middle class that is upgrading its standards of living.

While we are much less bullish on Japan, we modestly increase the weight to include more globally-dominant companies, domestic consumption, and restructuring-exposed companies. However, the persistent strength of the yen and slowing global economy are weighing on the outlook for the Japanese economy and impacting export-oriented companies.

Given the weaker conditions in the euro area, we are underweight that region. Conversely, we have a market to overweight position in the UK and other non-euro countries as those countries are experiencing stronger growth and are less impacted by the financial crisis elsewhere on the continent. In the European region, we maintain a diversified portfolio with exposure to emerging markets, global exporters, late cyclical securities, and domestic consumption stocks. Within financials, we continue to be significantly underweight in banks and diversified financials, and market weight in the more-defensive insurance sector. European banks will remain challenged in the longer term given higher capital requirements, increased regulation, lower loan growth, and higher costs.

On the whole, the equity holdings are tilted slightly more defensively, while still focusing on the traditional growth sectors of technology and industrials, along with energy and materials. In this jittery market, we own a high quality, diversified portfolio of companies. These companies have dominant market shares, strong sales growth, operating margin leverage, strong earnings growth, and healthy cash flow generation and balance sheets. The global model portfolio can be seen in Exhibit K.

Exhibit A

Global Economic Assumptions
2012 - Modest GDP Growth with Less Inflation Risk

	GDP Growth				Inflation			
	2010A	2011E	2012E	2010-2014 (5 Yr CAGR)	2010A	2011E	2012E	2010-2014 (5 Yr AVG)
Global Economy	3.9%	2.8%	3.0%	3.1%	2.5%	3.4%	2.8%	2.5%
United States	3.0	1.7	2.1	2.2	1.6	3.4	2.7	2.0
Euro Area	1.7	1.7	1.0	1.3	1.6	2.5	2.0	1.6
United Kingdom	1.3	1.0	2.0	1.7	3.2	4.5	3.0	2.9
Japan	4.0	(1.0)	1.0	1.2	(1.0)	0.0	(0.5)	(0.8)
Asia Ex Japan	8.0	7.5	7.5	7.6	4.5	5.5	4.5	4.3
Latin America	6.5	4.2	4.0	4.5	7.0	6.5	6.5	6.9

10-Year Bond Yields

	2008	2009	2010	2011	
	12/31A	12/31A	12/31A	9/30A	12/31E
United States	2.2%	3.8%	3.3%	1.9%	2.5%
Euro (Germany)	2.9	3.4	3.0	1.9	2.0
Japan	1.2	1.3	1.1	1.0	1.1
United Kingdom	3.0	4.0	3.4	2.4	2.5

Exchange Rates

	2008	2009	2010	2011	
	12/31A	12/31A	12/31A	9/30A	12/31E
Euro ($/€)	1.40	1.43	1.34	1.34	1.35
Japan (¥/$)	91	93	81	77	81
UK ($/£)	1.46	1.62	1.56	1.56	1.55

Source: Bloomberg, Morgan Stanley, Bank of America/Merrill Lynch, and Sit Investment Associates, Inc., October 5, 2011

Exhibit B

Eurozone Production Measures are Still Weak
Sentiment Deteriorating Across Europe

Eurozone Industrial Production, Business Climate



Industrial Production ex Construction (YoY %, left)
Business Climate (stdev, right)
Aug-05
Aug-06
Aug-07
Aug-08
Aug-09
Aug-10
Aug-11

Germany Industrial Production, PMI



Industrial Production (YoY %, left)
PMI Manufacturing (level, right)
PMI Services (level, right)
Aug 07
Feb 08
Aug 08
Feb 09
Aug 09
Feb 10
Aug 10
Feb 11
Aug 11

Source: Markit, Ifo, Haver Analytics, Morgan Stanley Research

Eurozone Retail Sales, Wages (YoY %)



Retail Sales
Wages
Aug-07
Feb-08
Aug-08
Feb-09
Aug-09
Feb-10
Aug-10
Feb-11
Aug-11

Eurozone CPI (YoY %)



CPI
Core CPI
Aug 05
Aug 06
Aug 07
Aug 08
Aug 09
Aug 10
Aug 11

Source: Eurostat, Haver Analytics, Morgan Stanley Research

Source: Morgan Stanley Research, October 3, 2011

Exhibit C

Declining Commodity Prices as of Late

Oil Prices (-2.9%)



Gold Prices (+23.1%)



Copper Prices (-16.3%)



Corn Prices (+28.9%)



Source: Factset Research Systems, September 30, 2011

EXHIBIT D

INTERNATIONAL MARKET PERFORMANCE
WEAK PERFORMANCE IN 3RD QUARTER 2011

	3rd Quarter 2011			Year-to-Date 9/30/11		
	Market % Chg		Currency	Market % Chg		Currency
ASIA PACIFIC REGION	US$	Local	% Chg	US$	Local	% Chg
Australia (ASX)	(20.7)	(12.7)	(9.2)	(20.4)	(16.0)	(5.2)
Hong Kong (HSI)	(21.5)	(21.5)	(0.0)	(23.7)	(23.6)	(0.1)
Japan (NK225)	(7.1)	(11.4)	4.8	(10.5)	(14.9)	5.2
New Zealand (NZX50)	(8.9)	(1.6)	(7.4)	1.6	3.9	(2.2)
Singapore (STI)	(19.2)	(14.3)	(5.8)	(17.6)	(16.1)	(1.7)
China (SHGH A)	(13.6)	(14.6)	1.2	(13.3)	(16.0)	3.2
India (BSE100)	(19.8)	(12.1)	(8.7)	(26.3)	(19.3)	(8.7)
Indonesia (JSX)	(11.0)	(8.7)	(2.4)	(1.8)	(4.2)	2.5
Korea (KOSPI)	(23.7)	(15.8)	(9.4)	(16.9)	(13.7)	(3.7)
Malaysia (KLSE)	(16.9)	(12.2)	(5.4)	(11.8)	(8.7)	(3.4)
Philippines (PSE)	(7.6)	(6.8)	(0.9)	(4.6)	(4.8)	0.2
Taiwan (TAIEX)	(21.3)	(16.5)	(5.7)	(23.0)	(19.5)	(4.3)
Thailand (SET)	(13.0)	(12.0)	(1.2)	(14.0)	(11.3)	(3.0)

	3rd Quarter 2011			Year-to-Date 9/30/11		
	Market % Chg		Currency	Market % Chg		Currency
LATIN AMERICA	US$	Local	% Chg	US$	Local	% Chg
Argentina (MERVAL)	(28.4)	(26.7)	(2.4)	(33.9)	(30.1)	(5.5)
Brazil (IBOV)	(29.4)	(16.2)	(15.8)	(32.5)	(24.5)	(10.6)
Chile (IPSA)	(25.7)	(17.0)	(10.5)	(26.9)	(18.2)	(10.6)
Mexico (IPC)	(22.3)	(8.4)	(15.2)	(22.5)	(13.1)	(10.8)
Peru (BVL)	(3.7)	(2.9)	(0.9)	(20.7)	(21.6)	1.2

	3rd Quarter 2011			Year-to-Date 9/30/11		
	Market % Chg		Currency	Market % Chg		Currency
AFRICA/MIDDLE EAST	US$	Local	% Chg	US$	Local	% Chg
Israel (TA-100)	(23.6)	(15.7)	(9.4)	(29.1)	(24.9)	(5.7)
Morocco (MAD EX)	(6.5)	(0.3)	(6.2)	(9.2)	(9.3)	0.0
Pakistan (KSE 100)	(7.4)	(5.9)	(1.7)	(4.2)	(2.2)	(2.0)
South Africa (FTSE-JSE)	(21.5)	(6.9)	(15.7)	(24.0)	(7.6)	(17.7)

	3rd Quarter 2011			Year-to-Date 9/30/11		
	Market % Chg		Currency	Market % Chg		Currency
EUROPE	US$	Local	% Chg	US$	Local	% Chg
Austria (ATX)	(34.8)	(29.6)	(7.5)	(32.9)	(32.9)	0.0
Belgium (BEL 20)	(23.3)	(17.2)	(7.5)	(17.3)	(17.3)	0.0
Finland (OMXH)	(27.4)	(21.5)	(7.5)	(31.2)	(31.2)	0.0
France (CAC 40)	(30.7)	(25.1)	(7.5)	(21.6)	(21.6)	0.0
Germany (DAX)	(31.0)	(25.4)	(7.5)	(20.4)	(20.4)	0.0
Greece (ATHEX)	(42.2)	(37.6)	(7.5)	(43.5)	(43.5)	0.0
Ireland (ISEQ)	(21.6)	(15.2)	(7.5)	(13.2)	(13.2)	0.0
Italy (S&P/MIB)	(32.0)	(26.5)	(7.5)	(26.4)	(26.5)	0.0
Netherlands (AEX)	(23.7)	(17.5)	(7.5)	(21.0)	(21.0)	0.0
Portugal (PSI)	(25.6)	(19.6)	(7.5)	(22.4)	(22.4)	0.0
Spain (IBEX35)	(23.7)	(17.5)	(7.5)	(13.3)	(13.3)	0.0
Denmark (OMXC 20)	(24.6)	(18.7)	(7.2)	(23.3)	(23.4)	0.2
Norway (OSE)	(23.7)	(16.5)	(8.6)	(20.2)	(19.4)	(1.0)
Sweden (OMXS A-S)	(26.4)	(19.9)	(8.1)	(24.7)	(23.1)	(2.1)
Switzerland (SMI)	(17.1)	(10.6)	(7.3)	(11.8)	(14.1)	2.6
United Kingdom (FTSE)	(16.3)	(13.7)	(3.0)	(13.5)	(13.1)	(0.5)
Czech Rep (PX)	(30.6)	(23.8)	(8.9)	(22.6)	(23.8)	1.5
Poland (WIG)	(34.1)	(21.0)	(16.6)	(27.7)	(19.4)	(10.2)
Turkey (ISE100)	(17.6)	(5.7)	(12.7)	(25.1)	(9.6)	(17.2)
Russia (RTS)	(29.7)	(29.7)	(13.4)	(24.2)	(24.2)	(5.3)

	3rd Quarter 2011			Year-to-Date 9/30/11		
	Market % Chg		Currency	Market % Chg		Currency
NORTH AMERICA	US$	Local	% Chg	US$	Local	% Chg
Dow Jones Industrial Avg	(12.1)	(12.1)		(5.7)	(5.7)	
S&P 500	(14.3)	(14.3)		(10.0)	(10.0)	
NASDAQ	(12.9)	(12.9)		(9.0)	(9.0)	
Canada (TSE)	(19.1)	(12.6)	(7.4)	(17.5)	(13.5)	(4.6)

SOURCE: FACTSET RESEARCH SYSTEMS, SEPTEMBER 30, 2011

Exhibit E

Sovereign Debt Exposure Significant


Sovereign debt outstanding
Bonds
Total debt*
(% of GDP)
Greece
Ireland
Portugal
Spain
Italy
(143%)
(93%)
(60%)
(119%)
0
20
40
60
80
100
Banks cross border exposure to Eurozone
Greece, Ireland, Portugal, Spain
Italy
Germany and France
Belgium and Netherlands
Other Eurozone
US banks
French banks**
UK banks
German banks**
0
500
1000
1500
2000
Government budget deficits
Ireland
Greece
Spain
US
France
Portugal
Eurozone
Italy
Germany
0
-2
-4
-6
-8
-10
-29.7
-32.2
Primary deficit***
Budget deficit

Source: Financial Times, September 21, 2011

Exhibit F

European Banks Need More Capital



Europe's banking black hole
Total European banking capital shortfall
€200bn
€150bn
€92.4bn
€2.5bn
€250bn
Remaining financial firepower of Europe's bail-out fund
Banks' capital shortfall after sovereign haircuts
87%
64%
63%
63%
51%
48%
38%
11%
4%

Source: Financial Times, October 6, 2011

EXHIBIT G

JAPAN'S EARTHQUAKE RECOVERY SLOWER THAN EXPECTED
JAPANESE DOMESTIC DEMAND REMAINS IN A SLUMP



Business Condition DI
ppt
Favorable
Unfavorable
40
20
0
-20
-40
-60
2000 2002 2004 2006 2008 2010
Manufacturing large firms
NonManufacturing large firms

SOURCE: BANK OF AMERICA/MERRILL LYNCH, OCTOBER 3, 2011



Real household spending, YoY, 2003 to latest
(YoY%)
Real household spending
2003
2004
2005
2006
2007
2008
2009
2010
2011

SOURCE: MACQUARIE RESEARCH, SEPTEMBER 8, 2011



JAPAN CPI Y/Y %
Aug 0.2%
4
2
0
-2
-4
1992 1994 1996 1998 2000 2002 2004 2006 2008 2010

SOURCE: ISI GROUP, OCTOBER 6, 2011



Trade Balance, Imports and Exports
Trade Balance (¥tn, left)
Imports (YoY %, right)
Exports (YoY %, right)
1.5
1.0
0.5
0.0
60
40
0
Aug-07 Feb-08 Aug-08 Feb-09 Aug-09 Feb-10 Aug-10 Feb-11 Aug-11

SOURCE: MORGAN STANLEY RESEARCH, OCTOBER 3, 2011

Exhibit H

Chinese Economic Activity Slowing, but Not Collapsing
Inflation Appears to be Peaking



CFLP PMI Indicates Larger Enterprises Are Still Robust, While SMEs Are Weakening
CFLP Mfg PMI
HSBC Mfg PMI
60
55
50
45
40
01/09
09/09
01/10
09/10
01/11
09/11
Source: WIND, CEBM Group

Source: CEBM Research, October 3, 2011



China exports by destination
% YoY
60
45
30
15
0
-15
-30
2007
2008
2009
2010
2011
EU
US
Japan
Emerging Asia
Source: CEIC, China Customs and BofA Merrill Lynch Global Research

Source: Morgan Stanley, October 3, 2011



CPI (YoY %)
25
20
15
10
5
0
-5
Headline
Food
Non-Food
Aug-06
Aug-07
Aug-08
Aug-09
Aug-10
Aug-11
Source: NBS, Haver Analytics, Morgan Stanley Research

Source: Morgan Stanley, October 3, 2011



China Required Reserve Ratios
For Large Depository Institutions
Percent
24
20
16
12
8
4
0
12th Hike, 21.5% Effective on Jun 20
Effective on clients' margin deposits since Sep 2011
2005
2006
2007
2008
2009
2010
2011

Source: ISI Group, September 30, 2011

Exhibit I

Global Equity Valuations Attractive

	12-Month Forward P/E Ratio					
	US	**Europe ex UK**	**UK**	**Japan**	**Asia ex Japan**	**World**
Current Value	11.0	8.5	8.7	11.5	11.0	10.2
Post 1990 Average	16.2	14.2	12.7	32.5	14.0	16.5
Discount/Premium	*-32.1%*	*-40.1%*	*-31.5%*	*-64.6%*	*-21.4%*	*-38.2%*

	Enterprise Value/EBITDA (ex Financials)					
	US	**Europe ex UK**	**UK**	**Japan**	**Asia ex Japan**	**World**
Current Value	7.8	5.7	6.6	5.9	8.1	6.8
Post 1990 Average	9.7	6.9	7.7	9.6	8.8	8.7
Discount/Premium	*-19.6%*	*-17.4%*	*-14.3%*	*-38.5%*	*-8.0%*	*-21.8%*

Source: Nomura International plc, Europe, October 2, 2011

Exhibit J

Emerging Market Growth Prospects Better than Developed Markets

Global Real GDP Growth, Q105-Q412E


Emerging
Global
Developed

Source: J.P. Morgan Economics.

Emerging Markets Real GDP Growth, Q105-Q412E


Asia ex-Japan
Latin America
Eastern Europe

Source: J.P. Morgan Economics.

Source: J.P. Morgan, September 29, 2011

Exhibit K

Sit Global Representative Portfolio
Country Allocation

Asia Pacific

	Portfolio Weights 9/30/2011 ACTUAL[1]	Portfolio Weights 12/31/2011 TARGET	Benchmark[2]
Australia	4.2 %	4.5 %	3.9 %
China	0.0	0.0	0.0
Hong Kong	0.9	1.5	1.9
India	0.0	0.0	0.0
Japan	1.1	1.0	9.3
South Korea	0.0	0.0	0.0
New Zealand	0.0	0.0	0.1
Singapore	0.0	0.0	0.7
Taiwan	0.0	0.0	0.0
TOTAL	6.2 %	7.0 %	13.8 %
Asia ex-Japan	5.1 %	6.0 %	6.5 %

Europe

	Portfolio Weights 9/30/2011 ACTUAL[1]	Portfolio Weights 12/31/2011 TARGET	Benchmark[2]
Austria	0.0 %	0.0 %	0.1 %
Belgium	0.0	0.0	0.4
Finland	0.0	0.0	0.4
France	2.3	2.0	4.1
Germany	2.8	3.0	3.1
Greece	0.0	0.0	0.1
Ireland	1.1	1.0	0.3
Italy	1.5	1.5	0.9
Netherlands	0.0	0.0	1.5
Portugal	0.0	0.0	0.1
Spain	2.1	2.0	1.4
Czech Republic	0.0 %	0.0 %	0.0 %
Denmark	0.2	0.0	0.4
Luxembourg	0.0	0.0	0.0
Norway	1.0	1.0	0.3
Sweden	1.0	1.0	1.1
Switzerland	3.6	3.5	3.7
Great Britain	11.5	11.5	7.1
TOTAL	29.0 %	28.5 %	24.9 %
Euroland	9.8 %	9.5 %	12.3 %

Others

	Portfolio Weights 9/30/2011 ACTUAL[1]	Portfolio Weights 12/31/2011 TARGET	Benchmark[2]
United States	60.8 %	60.5 %	39.0 %
Canada	2.1	2.0	0.0
Argentina	0.0	0.0	0.0
Bermuda	0.8	1.0	0.0
Cayman Islands	0.0	0.0	0.0
Mexico	0.0	0.0	0.0
Israel	0.0	0.0	0.3
TOTAL	63.7 %	63.5 %	39.2 %

Cash and Total

	Portfolio Weights 9/30/2011 ACTUAL[1]	Portfolio Weights 12/31/2011 TARGET	Benchmark[2]
CASH	1.2 %	1.0 %	0.0 %
EQUITY	98.8	99.0	100.0
TOTAL	100.0 %	100.0 %	100.0 %

1 Based on Representative Client Portfolio

2 Morgan Stanley Capital International – September 30, 2011

Source: Sit Investment Associates, Inc., October 11, 2011